Exhibit 13.1


Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Marsulex Inc. (the "Company") on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Laurie Tugman, as Chief Executive Officer of the Company, and Edward R. Irwin, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 USC. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.




By: /s/ Laurie Tugman                            By: /s/ Edward R. Irwin
Name:   Laurie Tugman                            Name:   Edward R. Irwin
Title:  President and Chief Executive Officer    Title:  Chief Financial Officer


Dated this 29 day of March, 2005

This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.